SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: For the month of June 2002

Oxford GlycoSciences Plc

(Registrant's Name)

The Forum, 86 Milton Park

Abingdon

United Kingdom OX14 4RY

(Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Company	Oxford Glycosciences PLC
TIDM	OGS
Headline	Holding(s) in Company
Released	10:23 5 Jun 2002
Number	7963W

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Oxford GlycoSciences Plc

2) Name of shareholder having a major interest

FMR Corp; and

Fidelity International Limited

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a *non-beneficial interest or in the case of an individual holder* if it is a holding of that person's spouse or children under the age of 18

Non-beneficial interest

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Fidelity Management & Research Company	
State Street Nominees Limited	236,800
Chase Nominees Limited	250,700
Fidelity Investment Services Ltd	
Chase Nominees Ltd	324,380
Chase Manhattan Bank London	4,046,271
Fidelity Pension Management	
Chase Nominees Ltd	432,100
Bankers Trust	421,900

MSS Nominees Ltd	31,100
Fidelity International Limited	
RBS Trust Bank	187,900
BT Globenet Nominees Ltd	85,200
Nortrust Nominees Ltd	161,200
Northern Trust	52,600
Chase Nominees Ltd	198,100
Chase Manhattan Bank London	201,436
Bank of New York – London	23,000
HSBC Client Holdings Nominee (UK) Ltd	166,400

5) Number of shares/amount of stock acquired

544,300

6) Percentage of issued class

0.98%

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary 5p shares

10) Date of transaction

Unknown

11) Date company informed

31 May 2002

12) Total holding following this notification

6,819,087

13) Total percentage holding of issued class following this notification

12.26%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

Pam Rixon 01235 208022

16) Name of authorised company official responsible for making this notification

John Ilett – Company Secretary

Date of notification 5 June 2002

END

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Company	Oxford Glycosciences PLC
TIDM	OGS
Headline	Blocklisting Interim Review
Released	14:30 17 Jun 2002
Number	3414X

OGS

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

Oxford GlycoSciences Plc

2. Name of scheme

Oxford GlycoSciences Share Option Scheme

3. Period of return: From 17th December 2001 to 16th June 2002

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme

1,572,956

5. Number of shares issued/allotted
under scheme during period

109,160

6. Balance under scheme not yet issued/allotted
at end of period

1,463,796

7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission

36,843,802 5p Ordinary Shares on 16th April 1998

Please confirm total number of shares in issue at the end of the period
in order for us to update our records

55,690,591

Contact for queries:

Name: Pam Rixon

Telephone: 01235 208022

Address: The Forum
86 Milton Park
Abingdon
Oxon
OX14 4RY

END

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Company	Oxford Glycosciences PLC
TIDM	OGS
Headline	Blocklisting Interim Review
Released	14:30 17 Jun 2002
Number	3415X

O G S

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

Oxford GlycoSciences Plc

2. Name of scheme

Oxford GlycoSciences Executive Share Option Scheme

3. Period of return: From 17th December 2001 to 16th June 2002

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme

305,229

5. Number of shares issued/allotted
under scheme during period

2,720

6. Balance under scheme not yet issued/allotted
at end of period

302,509

7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission

36,843,802 5p Ordinary Shares on 16th April 1998

Please confirm total number of shares in issue at the end of the period
in order for us to update our records

55,690,591

Contact for queries:

Name: Pam Rixon

Telephone: 01235 208022

Address: The Forum
86 Milton Park
Abingdon
Oxon
OX14 4RY

END

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Full Text Announcement

Company	Oxford Glycosciences PLC
TIDM	OGS
Headline	Blocklisting Interim Review
Released	14:30 17 Jun 2002
Number	3417X

O G S

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

Oxford GlycoSciences Plc

2. Name of scheme

Oxford GlycoSciences Sharesave Scheme

3. Period of return: From 17th December 2001 to 16th June 2002

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme

126,204

5. Number of shares issued/allotted
under scheme during period

13,672

6. Balance under scheme not yet issued/allotted
at end of period

112,532

7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission

36,843,802 5p Ordinary Shares on 16th April 1998

Please confirm total number of shares in issue at the end of the period
in order for us to update our records

55,690,591

Contact for queries:

Name: Pam Rixon

Telephone: 01235 208022

Address: The Forum
86 Milton Park
Abingdon
Oxon
OX14 4RY

END

Company website

Company	Oxford Glycosciences PLC
TIDM	OGS
Headline	Holding(s) in Company
Released	16:53 25 Jun 2002
Number	7416X

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Oxford GlycoSciences Plc

2) Name of shareholder having a major interest

Amvescap plc

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial interest

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Vidacos Nominees Limited	4,895,006
Chase Nominees Limited	286,093
HSBC Nominees Limited	795,823
Northern Trust Nominees Limited	178,147
Bank of New York Nominees Limited	102,580

5) Number of shares/amount of stock acquired

954,000

6) Percentage of issued class

1.71%

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary 5p shares

10) Date of transaction

24 June 2002

11) Date company informed

25 June 2002

12) Total holding following this notification

6,257,649

13) Total percentage holding of issued class following this notification

11.24%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

Richard Stephens 01235 208021

16) Name of authorised company official responsible for making this notification

John Ilett – Company Secretary

Date of notification 25 June 2002

END

Full Text Announcement

Company	Oxford Glycosciences PLC
TIDM	OGS
Headline	Holding(s) in Company
Released	14:36 26 Jun 2002
Number	7897X

OGS

NOTIFICATION OF MAJOR INTERESTS IN SHARES

Oxford GlycoSciences Plc

On 26 June 2002 the Company was informed that on 25 June 2002 Amvescap plc purchased 906,000 shares (representing 1.63% of the Company's issued share capital), bringing its total holding to 7,163,649 shares (representing 12.86% of the Company's issued share capital). The registered holders are set out below:

Vidacos Nominees Limited	5,430,812
Chase Nominees Limited	286,093
HSBC Nominees Limited	1,034,500
Northern Trust Nominees Limited	212,244
Bank of New York Nominees Limited	200,000

The Company was further advised that 2,000,000 of the shares registered in the name of Vidacos Nominees Limited are held by Invesco Perpetual Income Fund, representing a separate notifiable interest of 3.59% of the Company's issued share capital.

Name of contact and telephone number for queries

Richard Stephens 01235 208021

Name of authorised company official responsible for making this notification

John Ilett – Company Secretary

Date of notification 26 June 2002

END

Company website

Company	Oxford Glycosciences PLC
TIDM	OGS
Headline	Notice of Results
Released	16:38 28 Jun 2002
Number	9462X

28 June 2002

Oxford GlycoSciences Plc

Oxford GlycoSciences Plc will announce its interim results for the six months ended 30 June 2002 on Tuesday 24 September 2002.

END

Company	Oxford Glycosciences PLC
TIDM	OGS
Headline	Holding(s) in Company
Released	17:04 28 Jun 2002
Number	9572X

OGS

NOTIFICATION OF MAJOR INTERESTS IN SHARES

Oxford GlycoSciences Plc

On 28 June 2002 the Company was informed that on 27 June 2002 Amvescap plc purchased a net total of 996,427 shares (representing 1.79% of the Company's issued share capital), bringing its total holding to 8,160,076 shares (representing 14.65% of the Company's issued share capital). The registered holders are set out below:

Vidacos Nominees Limited	6,320,812
Chase Nominees Limited	456,093
HSBC Nominees Limited	1,034,500
Northern Trust Nominees Limited	148,671
Bank of New York Nominees Limited	200,000

The Company was further advised that 2,000,000 of the shares registered in the name of Vidacos Nominees Limited are still held by Invesco Perpetual Income Fund, representing a separate notifiable interest of 3.59% of the Company's issued share capital.

Name of contact and telephone number for queries

Richard Stephens 01235 208021

Name of authorised company official responsible for making this notification

John Ilett – Company Secretary

Date of notification 28 June 2002

END

Company website

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oxford GlycoSciences Plc

By: ______________________________

Name: John Ilett
Title: Company Secretary

Date: July 1, 2002